                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

           Rule 13E-3 Transaction Statement under Section 13(e) of the
               Securities Exchange Act of 1934 [Amendment No.__ ]

--------------------------------------------------------------------------------


                             BASE TEN SYSTEMS, INC.
            (Name of the Issuer and Name of Person Filing Statement)

                      Class A Common Stock, par value $5.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069779304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Class B Common Stock, par value $5.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    069779403
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth W. Riley
      Base Ten Systems, Inc., 535 East County Line Road, Lakewood, NJ 08701
                                 (732) 370-6895)
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

--------------------------------------------------------------------------------
This Statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c)
       (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act")

b. [ ] The filing of a registration statement under the Securities Act of 1933
c. [ ] A tender offer
d. [ ] None of the above

Check the following box if the soliciting materials or information statement referred to above are preliminary copies: [x]
Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
                            -------------------------

--------------------------------------------------------------------------------

      Transaction valuation                     Amount of filing fee
      ---------------------                     --------------------

$40,000, based on estimated market
price of shares to be repurchased                     $200.00

--------------------------------------------------------------------------------

[x] Check the box if any part of the fee is offset as provided byss.240.0-1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. Amount Previously Paid: 519.08; Form Schedule or Registration Statement No.: 14A Filing Party: Issuer; Date Filed: 2/04/02.

================================================================================

                             BASE TEN SYSTEMS, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholders:

         You are cordially invited to attend a special meeting of our shareholders to vote on proposals to approve the sale of our clinical trials software business, our merger with ConvergenceHealth.com, Inc. ("Convergence") and related transactions, including a 1-for-1,000 reverse split of our common stock and repurchase of fractional shares (the "Share Combination"). The Share Combination will reduce our shareholder base enough to terminate our reporting obligations as a publicly held small business company. This will save administrative costs but could adversely affect our remaining shareholders by eliminating any public market for our common stock. The accompanying proxy statement describes the proposals and the reasons for their recommendation by our board of directors. It also provides information about the reconstitution of our board of directors upon consummation of the merger.

                                 Special Meeting
Date: March 14, 2002                                      Place: Pitney, Hardin, Kipp & Szuch LLP
Time: 9:00 a.m.                                                  200 Campus Drive, Morristown, New Jersey

                            Proposals to be Voted On

Item 1.  Sale of Clinical Trials Software Business       Item 4.  Nevada Reincorporation and Name Change
Item 2.  Merger with Convergence                         Item 5.  2002 Stock Option Plan
Item 3.  Share Combination                               Item 6.  Any other matters properly before the meeting




By order of the Board of Directors
                                                       Kenneth W. Riley,
February __, 2002                                      Chief Financial Officer



                           Contents of Proxy Statement
Item                                               Page   Item                                          Page
----                                               ----   ----                                          ----
General Information About Voting.....................1    Proposal 5 - 2002 Stock Option Plan..............19
Background...........................................2    Directors and Officers...........................21
Proposal 1 - Sale of Clinical Software Business......3    Principal Shareholders...........................22
Proposal 2 - Merger with Convergence.................5    Certain Transactions.............................23
Proposal 3 - Share Combination......................16    Business of Convergence..........................23
Proposal 4 - Nevada Reincorporation and                   Additional Information...........................27
     Name Change....................................18    Incorporation of Documents by Reference..........28



 THESE TRANSACTIONS HAVE NOT BEEN APPROVED OR DISAPPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSSED UPON THEIR FAIRNESS OR MERITS OR UPON THE ACCURACY OR ADEQQUACY OF THE INFORMATION CONTAINED IN THIS
       PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNNLAWFUL.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A

           Proxy Statement Pursuant to Section 14(a) of the Securities
                     Exchange Act of 1934 [Amendment No.__ ]

Filed by Registrant [x]       Filed by a Party other than the Registrant [  ]

Check the appropriate box:
[x]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant toss.240.14a-12

--------------------------------------------------------------------------------
                             BASE TEN SYSTEMS, INC.
       (Name of Registrant as Specified in its Charter and Name of Person
                             Filing Proxy Statement)
--------------------------------------------------------------------------------

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required.
[x]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
     1)   Title of each class of securities to which transaction applies:
          Class A Common Stock
     2)   Aggregate number of securities to which transaction applies:  20,763
     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11. Set forth amount on which filing fee is calculated and state how it was determined: $50 per share, based on anticipated market price after reverse stock split
     4)   Proposed  maximum aggregate value of transaction:  $1,038,159
     5)   Total  fee paid:  $519.08
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     1)   Amount Previously Paid:
     2)   Form Schedule or Registration Statement No.:
     3)   Filing Party:
     4)   Date Filed:

                             BASE TEN SYSTEMS, INC.
PRELIMINARY COPY

                                 PROXY STATEMENT

                        GENERAL INFORMATION ABOUT VOTING

         This proxy statement was prepared by management of Base Ten Systems, Inc. ("Base Ten") to solicit votes on five proposals to be brought before a special meeting of our shareholders (the "Proposals"). It was first mailed to shareholders on February __, 2002. Your vote at the special meeting is important to us. Please vote your shares of common stock by completing the accompanying proxy card and returning it in the enclosed envelope. Upon request, additional copies of the proxy materials will be furnished without cost to brokers and other nominees for forwarding to beneficial owners of shares held in their names. Information about voting on the matters addressed in this proxy statement is provided in the following question and answer format.

Who can vote? You can vote your shares of common stock if our records show that you owned your shares on the record date of February 11, 2002. On that date, there were 5,358,812 shares of Class A common stock and 12,667 shares of Class B common stock outstanding. Each share of either class gets one vote.

How do I vote by proxy? The enclosed proxy card has instructions for voting on the Proposals. After marking your votes, please sign and date the proxy card. Use the enclosed envelope for sending it back to us.

What if other matters come up at the meeting? The Proposals described in this proxy statement are the only matters we know will be voted at the meeting. If other matters are properly presented at the meeting, the proxyholders will vote your shares as they see fit.

How will my card be counted? The proxyholders named on the proxy card will vote your shares as instructed on the card. If you do not indicate your vote on a Proposal, the proxyholders will vote in favor of the Proposal. Each Proposal requires affirmative votes from holders of two-thirds of the shares outstanding on the record date.

Can I change my vote after I mail my proxy card? You can change your vote any time before the meeting by returning a new proxy card. We will honor the card with the latest date. You can also revoke previously mailed proxy card by giving notice of your revocation to the Company's secretary. Our address is Base Ten Systems, Inc., 535 East County Line Road, Suite 16, Lakewood, New Jersey 08701.

Can I vote in person rather than by proxy? You can attend the special meeting and vote your shares in person. We encourage you nevertheless to complete and sign a proxy card to ensure your vote is counted.

How are votes counted? We will hold the special meeting on the scheduled date as long as holders of a majority of the shares entitled to vote return signed proxy cards or attend the meeting. We will count your shares toward this quorum requirement as long as we receive your signed proxy card, even if you vote to abstain on all Proposals or fail to vote.

What do I do if my broker holds my shares? If your shares are held in "street name" by a broker, bank or other nominee, they should give you instructions for voting the shares. Usually, they will vote the shares on your behalf and at your direction.

What happens if my broker doesn't vote my shares? Your broker or other nominee may refrain from voting your shares held in its street name if you do not tell the nominee how to vote those shares. In that case, they will be treated as broker nonvotes. Any broker nonvotes will count for the quorum requirement but not for approval of any Proposal.

Who pays the expenses for this proxy solicitation? We do. If our employees contact shareholders, they will not receive any extra compensation.

Do references to shares reflect the Share Combination? No. References to shares eligible to vote reflect the shares currently outstanding.

                           Background of the Proposals

Contraction of Business

         In the last several years, we have incurred substantial losses in developing new software applications for the pharmaceutical and medical device markets. After selling our defense related government technology division ("GTD") business in 1997, we focused on development of manufacturing execution systems ("MES") for pharmaceutical markets, designed to address increasing cost containment and compliance pressures in that sector. We later identified the clinical trials market as an additional opportunity to apply our core technology, ultimately developing clinical trials management software ("Clinical Software") designed to support supplies management and compliance with traceability requirements. To complement our Clinical Software offerings, we acquired from Almedica International, Inc. ("Almedica") two software suites designed to assist in managing supplies for clinical trials. The acquisition was completed in June 1999 in exchange for 790,000 shares of our common stock.

         Despite the perceived potential of our MES offerings, we encountered unanticipated difficulties integrating our software with the wide variety of legacy computer systems deployed in pharmaceutical manufacturing facilities. Our inability to overcome these obstacles led to our sale of the assets associated with our MES business to ABB Automation Inc. ("ABB") in October 2000.

         The contraction of our business was reflected in declining market prices for our common stock. Despite our completion of a 1-for-5 reverse split of our Class A common stock in an effort to regain compliance with the Nasdaq's $1.00 minimum bid price requirement for continuing SmallCap Market listing, we were delisted in December 2000 when that effort proved unsuccessful. Since that time, trading in our common stock has been limited to the OTC Bulletin Board.

Sale of Clinical Software Business

         We also encountered various technological and marketing difficulties in the introduction of our Clinical Software offerings, including the products acquired from Almedica. Neither the internally developed nor acquired offerings generated adequate sales to cover associated development and marketing expenses. This contributed to our operating losses aggregating $48.5 million from 1998 through 2000. We anticipate that the Clinical Software business, if retained, would continue to operate at a loss.

         After selling our MES business in October 2000, we announced a decision by our board of directors (the "Board") to discontinue our Clinical Software operations and pursue revenue generating or strategic opportunities in sectors requiring less capital resources, technological development and time to market uncertainties (the "Business Redirection"). We also announced a reconstitution of our Board and changes in our senior management to implement the turnaround strategy. See "Directors and Officers."

         In March 2001, we entered into a Limited Liability Company Agreement (the "LLC Agreement") with Almedica and Almedica Advanced Technology, LLC ("Almedica LLC") for the sale and deployment of the assets associated with our Clinical Software. The terms of the LLC Agreement and the reasons for its authorization and recommendation by our Board are summarized below. See "Proposal 1 - Sale of Clinical Software Business."

Business Redirection

         After entering into the LLC Agreement, we concentrated on identifying opportunities for a business combination meeting the criteria for our Business Redirection. In April 2001, we began to explore a potential merger (the "Merger") with ConvergenceHealth.com, Inc. ("Convergence"), a privately held Nevada corporation focused on developing interactive web-based resources to assist people make healthy lifestyle decisions informed by exposure to alternative and preventative as well as traditional healthcare options. Although Convergence has generated no revenues to date for its initial offering, the Personal Health Application ("PHA"), our Board concluded that the PHA offers tangible benefits both to corporate sponsors and their employees by encouraging adoption of wellness lifestyles that can increase productivity and reduce healthcare costs. See "Proposal 2 - Merger with Convergence -- Risk Factors" and "Business of Convergence."

         On January 18, 2002, we entered into an Agreement and Plan of Merger (as subsequently amended, the "Merger Agreement") with Convergence and Newco B10, Inc., a wholly owned subsidiary of the Company (the "Merger Sub"). To provide Convergence with working capital pending completion of the Merger, we purchased 800,000 shares of its preferred stock for $200,000 (the "Convergence Investment") upon execution of the Merger Agreement. The acquired shares are subject to limited put and call options if the Merger is not completed for specified reasons prior to March 15, 2002 .

         To reduce administrative costs following the Merger, the Merger Agreement provides for us to terminate our reporting obligations as a publicly held small business company by completing a 1-for-1,000 reverse split of our common stock and repurchasing fractional shares for cash based on market prices immediately prior to the Merger (the "Share Combination"). See "Proposal 3 - Share Combination." To further reduce administrative costs, the Merger Agreement also provides for our relocation to the corporate offices of Convergence in Nevada and reincorporate in that State (the "Reincorporation"). As part of the Reincorporation, we will change our corporate name to "Convergence Systems, Inc." both for corporate identity purposes and for compliance with the agreement covering the October 2000 sale of our MES assets to ABB. See "Proposal 4 - Nevada Reincorporation and Name Change."

         If the Merger is approved by the parties' shareholders and other closing conditions are satisfied, the Merger Sub will merge into Convergence, which will survive the Merger as a wholly owned subsidiary of Base Ten (the "Parent Company"). At the time of the Merger, the outstanding capital stock of Convergence will be converted into the right to receive Class A common stock of the Parent Company representing 73.25% of the common shares to be outstanding after our repurchase of fractional shares in the Share Combination.

         To avoid the costs of multiple shareholder solicitations during the pendency of our Merger negotiations, we elected to defer shareholder meetings for an annual election of directors in 2001 and approval of the transactions contemplated by the LLC Agreement. Almedica agreed to defer the closing under the LLC Agreement to enable us to consolidate all five Proposals in a single solicitation. To accommodate the development schedule for our Clinical Software pending the closing under our LLC Agreement, we granted Almedica LLC a license for that purpose in December 2001 (the "Almedica License").

Forward Looking Statements

         This proxy statement includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") relating to our business prospects, developments and anticipated operations from the Business Redirection. Actual performance, prospects, developments and results may differ materially from anticipated results due to economic conditions, unanticipated circumstances and other risks, including uncertain market acceptance and demand for our products or services, performance risks, competition, potential infringement of proprietary rights and uncertainties in the availability and cost of capital. Words like "anticipate," "expect," "intend," "plan" and similar expressions are intended to identify forward looking statements, all of which are subject to these risks and uncertainties. See "Risk Factors" for Proposal 1, Proposal 2 and Proposal 3.

                                   PROPOSAL 1
                       SALE OF CLINICAL SOFTWARE BUSINESS

Terms of the LLC Agreement

         Consideration. Subject to customary closing conditions, the LLC Agreement provides for us to receive $75,000 in cash for our Clinical Software business, plus a 20% interest in Almedica LLC. An amendment to the LLC Agreement in December 2001 eliminated the cash payment, which we expect to receive instead as royalties during the first year of the Almedica License.

         Board Nominees. We will be entitled to designate one nominee for appointment to the board of directors of Almedica LLC. Our designee will represent a minority of that board and will have no special leverage to influence its decisions.

         Accounting Treatment. When we originally acquired the Clinical Software products from Almedica, we recorded the assets and liabilities of the acquired operations based on the market value of the 790,000 shares of common stock we issued at that time. In October 2000, based on the decision by our Board to dispose of this business, we recorded a loss on the disposition of discontinued operations in the amount of $1.9 million. Following our sale of these operations, our balance sheet will reflect nominal value for our 20% interest in Almedica LLC.

         Tax Consequences. There will be no material tax consequences from the sale of our Clinical Software operations to Almedica LLC.

         Regulatory Approvals and Appraisals. No federal or state regulatory requirements or approvals will apply to the proposed sale. No report, opinion or appraisal materially relating to the proposed sale have been obtained or relied upon by us or the other parties to the LLC Agreement.

         Almedica License. An amendment to the LLC Agreement in December 2001 provides Almedica LLC with a ten-year worldwide license covering the Clinical Software. The Almedica License is exclusive for the first year and non-exclusive for the balance of the ten-year term. It provides for royalties at rates intended to generate $75,000 through the anticipated closing date and will terminate on closing.

Reasons for the Proposed Sale

         Since our acquisition of two clinical trials software products from Almedica in June 1999, the acquired business has generated only marginal sales. We estimate that our efforts to commercialize the acquired software and our internally developed Clinical Software have resulted in losses of approximately $3 million.

         We have limited financial, technical or marketing resources available to develop a market for our Clinical Software products. In view of these limitations, we anticipate that our Clinical Software business, if operated internally, would continue to operate at a loss. Our Business Redirection calls for our pursuit of revenue generating or strategic opportunities requiring less capital resources, technological development and time to market uncertainties than our discontinued Clinical Software operations. We believe it would be impractical to continue devoting our limited resources to both the Clinical Software business and the Business Redirection.

Description of Almedica's Business

         Almedica provides clinical trials materials ("CTM") services for Phase I-IV clinical studies. These services are subject to regulation by the U.S. Food and Drug Administration ("FDA"). Almedica's CTM services include clinical trial protocol development, patient-specific labeling, randomization and packaging of clinical trial supplies to clients including pharmaceutical, biotechnology and contract research organizations. Almedica also handles storage, distribution and return of CTM supplies through distribution management and interactive voice response software. The principal executive offices of Almedica are located at 75 Commerce Drive, Allendale, New Jersey, and its telephone number is (201) 995-9440.

Risk Factors

         Almedica recently formed Almedica LLC for the purpose of this transaction. It has no operating history or current financing commitments from Almedica, Base Ten or any third party. If Almedica LLC is unable to successfully commercialize the acquired assets, our equity interest will have no value. Any future financing or acquisition transactions, even if adding to Almedica LLC's value, will dilute our equity interest. We did not retain a financial advisor to evaluate the fairness of this transaction to our shareholders from a financial point of view.

Prior Contacts and Agreements

         In connection with our June 1999 acquisition of clinical trials software assets from Almedica, we entered into the following arrangements with its affiliates:

         o Almedica's chairman, Clark L. Bullock, joined our Board. He served on our Board until April 28, 2000.

         o We entered into an employment agreement with Robert J. Bronstein, former president of an Almedica subsidiary, to serve as president of our Applications Software Division. Mr. Bronstein resigned on March 31, 2000.

         o We entered into a Program License Agreement with Almedica, which acquired a limited license for the Clinical Software products we acquired, subject to its agreement not to compete with us in North America for five years. We assigned all of our indemnification and other obligations under this agreement to ABB in connection with the sale of our MES business to ABB in October 2000. See "Background of the Proposals - Contraction of Business."

         o After the June 1999, we completed software development work for Almedica but received no payment from them on our invoiced fees aggregating $255,000. We also failed to collect software maintenance fees of $140,000 invoiced to Almedica.

         o We had various commitments under the Program License Agreement relating to our MES software. Although those commitments were not satisfied, they were assumed by ABB in October 2000 in connection with its purchase of that software.

         Any claims related to these matters will be released under the LLC Agreement, if consummated following its approval by our shareholders.

Dissenters' Rights

         Under New Jersey law, if the proposed sale of our Clinical Software business were considered a sale of substantially all our assets other than in the ordinary course of business, shareholders entitled to vote for its approval would have dissenters' rights similar to those offered to shareholders in merger and consolidation transactions. Shareholders of a New Jersey corporation engaging in a merger or consolidation transaction have the right to dissent and have their shares purchased by the surviving corporation if their corporation has exchange listed shares held by more than 1,000 record holders as of the record date. Since we do not meet that condition, we believe no dissenters' rights would be available to our shareholders even if the sale of our Clinical Software business were considered a sale of substantially all our assets other than in the ordinary course of business.

Vote Required

         Under New Jersey law, a sale of substantially all the assets of a corporation organized in that State requires shareholder approval if the sale is not in the ordinary course of business. Although we do not believe the proposed sale of our Clinical Software business should be considered a sale of substantially all our assets other than in the ordinary course of business, we are seeking shareholder approval because it is required as a closing condition under the LLC Agreement. On matters where shareholder approval is called for, New Jersey law requires the affirmative vote of at least two thirds of the votes cast by the holders of shares of Class A common stock and Class B common stock entitled to vote at the special meeting, voting together as a class. Our Board recommends that shareholders vote "FOR" the proposal to sell our Clinical Software business under the terms of the LLC Agreement.

                                   PROPOSAL 2
                             Merger with Convergence

General

         The following summary of the Merger Agreement and description of the risks and reasons for the Merger should be read together with the summary of Convergence's business and financial data included elsewhere in this proxy statement. See "Business of Convergence." For convenience, since Convergence will be our wholly owned subsidiary after the Merger, we use the term "Parent Company" in this proxy statement to mean Base Ten after the Share Combination, the Nevada reincorporation and name change and the Merger.

Terms of the Merger Agreement

         The Merger. If the Merger Agreement is approved by the parties' shareholders and the other conditions to closing are satisfied, the Merger Sub will merge into Convergence, which will become a wholly owned subsidiary of the Parent Company. At the time of the Merger, the outstanding capital stock of Convergence will be converted into the shares of our Class A common stock (the "Merger Shares") representing 73.25% of the Parent Company's outstanding common stock (the "Merger Ratio") after giving effect to our repurchase of fractional shares in the Share Combination. See "Proposal 3 - Share Combination." We did not retain a financial advisor to evaluate the fairness of the Merger Ratio or other aspects of the transaction to our shareholders from a financial point of view. See "Risk Factors" and "Determination of Merger Ratio" below.

         Based on the Merger Ratio, each outstanding share of Convergence capital stock outstanding at the time of the Merger will be converted into
0.001919 Merger Shares (the "Merger Conversion Rate"). The Merger Shares will be issued to the shareholders of Convergence without registration under the Securities Act of 1933 (the "Securities Act") in reliance on the exemption provisions of Regulation D under the Securities Act. We will be entitled to receive a representation letter from each shareholder of Convergence to the effect that the shareholder is an "accredited investor" for purposes of the private placement exemption under Regulation D or is otherwise qualified to participate in a private placement.

         Outstanding Derivative Securities of Convergence. At the time of the Merger, options and warrants previously issued by Convergence to its employees and consultants will be converted at the Merger Conversion Rate into five--year warrants to purchase a total of 3,873 shares of our Class A common stock at exercise prices ranging from $5.21 to $1,302.76 per share. If fully exercised, the issued shares will represent 16.22% of our outstanding common stock after giving effect to the Share Combination and the issuance of the Merger Shares. Under the terms of the Merger Agreement, any other unexercised stock options or warrants for Convergence capital stock and securities convertible into Convergence capital stock outstanding at the time of the Merger will terminate.

         Outstanding Derivative Securities of Base Ten. We currently have outstanding options and warrants issued to our employees and consultants exercisable for a total of 629,791 shares of our Class A common stock at exercise prices ranging from $.6875 to $90 per share. As adjusted for the Share Combination, the options and warrants will be exercisable to purchase a total of 629 shares of our Class A common stock at exercise prices ranging from $687.50 to $90,000.00 per share. If fully exercised, the issued shares will represent 3.08% of our outstanding common stock after giving effect to the Share Combination and the issuance of the Merger Shares. Under the terms of the Merger Agreement, any other unexercised stock options or warrants for our capital stock and securities convertible into our capital stock outstanding at the time of the Merger will terminate.

         New Warrants. The Merger Agreement provides for our issuance of warrants at the time of the Merger to persons who facilitated the transaction (the "Merger Warrants"). The Merger Warrants will be exercisable for five years to purchase a total of 2,726 shares of our common stock (the "Warrant Shares") at an exercise price of $.001 per share. The number of Warrant Shares was increased by 909 shares in a February 2002 amendment to the Merger Agreement, which allocates the additional Merger Warrants to Andrew Sycoff in recognition of his contributions to Base Ten. See "Board Reconstitution" and "Issuance of Merger Warrants to Designees" below. If all the Merger Warrants are exercised, the issued shares will represent 12% of our outstanding common stock after giving effect to the Share Combination and the issuance of the Merger Shares, effectively reducing the stake of our continuing shareholders after the Merger from 26.75% to 23.54% of our outstanding common stock.

         New Option Plan. The Merger Agreement provides for our adoption of a new stock option plan covering a total of 4,100 shares of our common stock, representing 17% of our outstanding common stock after giving effect to the Share Combination and the issuance of the Merger Shares. See "Proposal 5 - 2002 Stock Option Plan."

         Accounting Treatment. We will account for the Merger under the purchase method. Because the Merger will be treated as a purchase of Base Ten by Convergence for accounting purposes, our consolidated balance sheet after the Merger will reflect the assets acquired in the Merger based on their book value at the time of the Merger, without any step up to reflect their valuation in determining the Merger Ratio.

         Tax Consequences. We expect the Merger to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code. There will be no material tax consequences from the Merger to our continuing shareholders.

         Regulatory Approvals and Appraisals. No federal or state regulatory requirements or approvals will apply to the Merger proposed sale. No report, opinion or appraisal relating to the Merger has been obtained or relied upon by us or the other parties to the Merger Agreement.

         Board Reconstitution. In view of the controlling interest in Base Ten to be acquired by the shareholders of Convergence in the Merger, the Merger Agreement provides for the current members of our Board and the board of directors of Convergence (the "Convergence Board") to resign at the time of the Merger and appoint five designees (the "Board Designees"), of whom two were selected by of our Board and three by the Convergence Board. Although shareholder approval of the Designees is not among the Proposals, the following summary of the business experience and background of the Designees is provided in accordance with Rule 14f-1 under the Exchange Act.

                               BASE TEN DESIGNEES

         Andrew G. Sycoff , age 36, was appointed to our Board in October 2000 for a term expiring at the 2002 annual meeting of shareholders. See "Directors and Officers." He has also served on the board of directors of Paragon Industries Corp. since 1999. Since 1992, Mr. Sycoff has been President, Chief Executive Officer and Chairman of the Board of Andrew Garrett Inc., an investment bank and full service brokerage firm located in New York City, as well as Chief Executive Officer and Co-Chairman of the Board of Andrew Garrett Trading, Inc., a trading and Nasdaq market making firm. He previously held branch manager positions with Shamrock Partners and Paulson Securities. Mr. Sycoff has also held senior management and consulting positions within the real estate industry.

         Edward A. Holmes, age 48, is the President and Chief Financial Officer of MSI of Central Florida, Inc. and the Executive Vice President and Chief Financial Officer of its parent company, Paragon Industries Corporation, both of which are in the electronics contract manufacturing business. Prior to joining Paragon in 1999, he served as Costs and Contracts Manager of Base Ten, commencing in 1995. During that time, he was part of the team that completed the turnaround and sale of its GTD business. Mr. Holmes has also held fiscal management and controller positions with firms in the healthcare and construction industries, prior to which he was an active stockbroker in the 1980s with two Wall Street firms. He received a BS degree in Finance and a BA degree in Business-Accounting from the Richard Stockton College of New Jersey.

                              CONVERGENCE DESIGNEES

         Byron Gehring, age __, is the Chief Executive Officer of Convergence. Prior to co-founding Convergence in March 2000, he was the President and principal shareholder of Loan Eagle Strategies, Inc., a financial advisory boutique whose clients included Convergence Health, Inc., the predecessor company of Convergence (the "Convergence Predecessor"). See "Business of Convergence - Background.." In 1991, Mr. Gehring co-founded Applied Computer Technologies, Inc. and served as the Executive Vice President of Strategic Resource Solutions Inc., technology companies he operated until their sale in 1999. From 1985 to 1991, he was European Sales and Service Director with

Devron-Hercules and Measurex, providers of process automation and control systems to the paper industry. Mr. Gehring received a BS degree in Chemical Engineering from Oregon State University and a B.A. in German from the University of Stuttgart.

         Ken Waltzer, M.D., M.P.H., age __, is the Chief Medical Officer and a co-founder of Convergence. He was the Chief Executive Officer of the Convergence Predecessor, which he founded in 1997. From 1990 to 1997, Dr. Waltzer served in various capacities with Kaiser-Permanente, where he was the first Preventive Care Coordinator for Southern California. While at Kaiser, he was also Director of Medical Education at the West Los Angeles Medical Center. During his tenure, he helped develop statewide guidelines for preventive care. Dr. Waltzer received a B.A. cum laude from Harvard College, an M.D. from Baylor College of Medicine and an M.P.H. in Health Policy and Management from the Harvard School of Public Health. He completed an internship and residency in Primary Care Internal Medicine at The Cambridge Hospital of Harvard Medical School and is a board-certified Internist and Geriatrician.

         Jasna Gehring, age __, has worked with Byron Gehring in their previous business ventures in various capacities, including executive management, administrative functions and various board functions. She has also served in various managerial capacities with several chain restaurants in Germany. Ms. Gehring is multilingual and received a degree in Economics from the University of Osijek. She is the wife of Byron Gehring.

         Issuance of Merger Warrants to Designees. The Merger Agreement provides for the allocation of 70.83% of the Merger Warrants to three of the Designees. See "New Warrants" above. The following table shows the number of Warrant Shares covered by their Merger Warrants and the percentage of our outstanding common stock those shares will represent after giving effect to the Share Combination and the issuance of the Merger Shares.


           Designee           Warrant Shares Covered      Post-Merger Percentage
           --------           ----------------------      ----------------------

         Byron Gehring                  511                        2.25%
         Kenneth Waltzer                284                        1.25%
         Andrew Sycoff                1,136                        5.00%

         Conditions to Closing by Base Ten. Our obligation to consummate the Merger is subject to various conditions, including:

         o Approval of the Merger Agreement by the shareholders of Convergence, and absence of any legal or regulatory impediment to our consummation of the Merger;

         o No breach of the covenants or representations and warranties of Convergence in the Merger Agreement;

         o Absence of any event or condition that had or would likely have a material adverse effect on the operations, prospects or financial condition of Convergence; and

         o Delivery of the Personal Health Application developed by Convergence to at least one unaffiliated sponsor or other subscriber organization under a binding agreement providing for license or subscription fees at fair value for the contract period (the "Performance Condition").

         Conditions to Closing by Convergence. The obligation of Convergence to consummate the Merger is also subject to various conditions, including:

         o Approval of the Merger Agreement by our shareholders, and absence of any legal or regulatory impediment to the consummation of the Merger by Convergence;

         o No breach of our covenants or representations and warranties in the Merger Agreement;

         o Absence of any event or condition that had or would likely have a material adverse effect on our operations, prospects or financial condition;

         o Reconstitution of the Boards with the Designees;

         o Implementation of the Share Combination;

         o Termination of our reporting obligations under the Exchange Act in anticipation of our reduced shareholder base from the Share Combination; and

         o At least $450,000 in cash and cash equivalents remaining in our accounts.

Closing

         The Merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Nevada in accordance with applicable law. The certificate of merger will be filed as promptly as practicable after we have obtained shareholder approval for the Proposals, implemented the Share Combination, terminated our registration as a reporting small business company under the Exchange Act and reincorporated in Nevada, provided that the other conditions to the parties' obligations under the Merger Agreement have been satisfied or waived where permitted.

Termination of the Merger Agreement

         The Merger Agreement provides for the following remedies if terminated under the circumstances listed below:


Terminating Party         Reason for Termination                   Remedy of Terminating Party
-----------------         ----------------------                   ---------------------------
Base Ten                  Failure of Convergence to satisfy        Reimbursement of our transaction costs
                          the Performance Condition                up to $100,000 and right to have Byron
                                                                   Gehring purchase our Convergence
                                                                   Investment for $100,000

Base Ten                  Failure of Convergence to satisfy        Reimbursement of our transaction costs
                          any of its other closing conditions      up to $100,000

Convergence               Failure of Base Ten to satisfy any       Right to repurchase the Convergence
                          of its closing conditions                Investment for $100,000

         Under all other circumstances, any termination of the Merger Agreement will be without liability to the terminating party as long as that party had satisfied its own closing conditions. Except for the limited put and call rights noted in the table, we would likely be unable after a termination of the Merger Agreement to liquidate our Convergence Investment, which could be expected to have little or no value.

Business of Convergence

         Convergence is an e-Health company organized in March 2000 to develop interactive resources for assisting people make healthy lifestyle decisions informed by exposure to alternative and preventative as well as traditional healthcare options. As an initial offering, Convergence has developed its web-based PHA to be deployed with large businesses and health plans for use by their employees and participants. Convergence has designed the PHA as an engaging and entertaining collection of interactive assessments, programs and multimedia content. Each PHA site offers its users a personalized view of their health and lifestyle, coupled with multidisciplinary options for understanding and addressing their health concerns. See "Business of Convergence."

         By encouraging adoption of wellness lifestyles that can increase productivity and reduce healthcare costs, Convergence believes its PHA offers tangible benefits both to sponsors and end users. With virtually no sales to date, however, proof of this concept is highly uncertain. See "Risk Factors" below. The principal executive offices of Convergence are located at 774 Mays Boulevard, Suite 386, Incline Village, Nevada 89451, and its telephone number is
(775) 832-6632. Base Ten will relocate to this address upon completion of the Merger.

Risk Factors

         Recurring Losses. Our operations after the Merger will be conducted solely through Convergence, which has yet to generate any revenues from operations, resulting in net losses from its inception in March 2000 through September 30, 2001 aggregating $4.1 million. These losses reflect expenses incurred by Convergence in developing and marketing its Personal Health Application. The business plan for Convergence contemplates substantial capital expenditures to fund its ongoing operations without any assurance of achieving any revenues from operations. Convergence anticipates that its costs to complete development and to commerce marketing and deployment of its PHA services will contribute to recurring losses at the rate of $______ per month by the time of the Merger. Our ability to achieve profitable operations through the Convergence subsidiary could be adversely affected by delays or inefficiencies in the development cycle, inadequate marketing resources, lack of sponsor or consume acceptance of its products, competition and changing technology.

         Risks of Financial Leverage. Convergence is significantly leveraged, with $______ of current liabilities at September 30, 2001, of which $_____ was in default at year end. See "________________." Although Convergence expects $____ of its outstanding notes to be converted to equity prior to the Merger and plans to use our cash reserves after the Merger to retire approximately $_____ of outstanding obligations, its ability to repay the remaining obligations will be dependent on its future performance or ability to raise equity capital on acceptable terms. Certain of these outstanding obligations were assumed by Convergence in prior acquisitions and are secured by the acquired assets. Upon any repayment default on those obligations, the creditors would be entitled to seek foreclosure sales of the collateral, potentially requiring Convergence to liquidate or seek protection under the bankruptcy laws. In that event, our shareholders could expect to lose their entire investment.

         Risk of Inadequate Financial Resources. At the time we executed the Merger Agreement, Convergence was dependent on the proceeds from our Convergence Investment for its working capital requirements pending the Merger. See "Background - Business Redirection." Other than our cash and cash equivalents to be available to Convergence after the Merger, there are currently no commitments from any sources to provide additional financing. In the absence of revenues from sponsorship, licensing or subscription arrangements for its PHA services our contributed working capital estimated at $500,000 at the time of the Merger is expected to be allocated primarily to repayment of its outstanding current liabilities. The balance of these funds is expected to enable Convergence to pursue its development and marketing objectives at the desired pace and scope only through ________ 2002. Accordingly, since Convergence does not expect to begin generating significant revenues before those funds are expended, it will be required to either limit future development and marketing activities or raise additional equity capital or incur more debt to continue financing those activities. The issuance of additional equity could be dilutive to existing shareholders, and the alternative of financing development through borrowings could reduce its operating flexibility and weaken our consolidated financial condition.

         Risks of New Product Development. Our operations through Convergence after the Merger will be subject to all of the technological, business and financial risks inherent in the commercialization of new products for markets in which we are not an established participant. The success of the PHA offerings will depend not only on securing sponsorship or licensing arrangements with employers, health benefit intermediaries and other organizations but also on the willingness of their employees and plan participants to utilize this data base resource. Convergence could encounter resistance to implementation of its technology based on a number of concerns by potential sponsors, including possible exposure to end user claims or fall out from the traditional medical establishment. The developmental as well as potentially controversial nature of this product makes its ultimate success in the marketplace uncertain.

         Risk of Inadequate Marketing Resources. The limited exposure of Convergence to the healthcare markets could impair its ability to penetrate those markets with sufficient speed to fully capitalize on its perceived technological lead time for its PHA offering. In the absence of substantial market penetration, it will be unable to generate sufficient sponsorship, licensing or subscription fees to attain profitability. While Convergence will seek to use relationships with distributors and health benefit intermediaries to facilitate marketing arrangements for its products, it expects to remain primarily dependent on its own limited marketing resources for developing licensing or similar arrangements with sponsoring organizations. Convergence is seeking to establish strategic alliances to enhance its licensing opportunities but does not anticipate meaningful results until initial PHA sponsorships are in place and a track record is established.

         Risk of Technological Obsolescence. The marketplace for medical information is characterized by rapid technological changes. Products and services using different technologies could be introduced and established before market acceptance is achieved for PHA services. Developers of similar products and services have experienced time lags of one year or more between commencement of marketing activities through the completion of field trials and ultimate sales or subscriptions. Similar or longer delays could be experienced by Convergence, in the course of which it could face the risk of the product's technological obsolescence.

         Dependence on Proprietary Technology and Risks of Infringement. Convergence believes its PHA offering is distinguished in large part by a proprietary interactive technology designed to enable users to find desired information in its data base easily and quickly. This technology is subject to the risks of misappropriation and infringement. Despite efforts to protect its proprietary rights in this technology through a pending patent application as well as confidentiality procedures and contractual provisions intended to lower the risk of misappropriation or infringement, unauthorized parties may nevertheless attempt to copy aspects of this product or obtain and use information that Convergence considers proprietary. Policing unauthorized use of its proprietary technology and content may be difficult and costly. As a result, efforts by Convergence to protect its proprietary rights may be inadequate. In addition, its competitors may independently develop similar technology enabling them and penetrate markets otherwise accessible to Convergence.

         Competition. The healthcare information industry is intensely competitive and fragmented. Principal competitors of Convergence currently include national and regional firms offering information systems and platforms through established internet sites or proprietary networks. In addition, many educational organizations provide a broad range of medical information data base resources without charge. All of these competitors have substantially greater financial, technical, marketing and deployment resources than Convergence. Many of these competitors have the added advantage of offering a greater diversity of products with a substantial installed base. Moreover, while Convergence is not aware of any direct competitors that offer comparable interactive features and a focus on preventative health options, current indirect competitors with greater resources than Convergence could enter and control this market before Convergence obtains any meaningful market share.

         Risk of Product Liability. Convergence may be exposed to claims by PHA end users to the effect that the services were defective, failed to properly assess health status or provided guidance resulting in injuries, even if the information underlying the claim was licensed by Convergence from highly reputable third parties or was generally accepted in the preventative healthcare community. While Convergence intends to include disclaimers in its agreements with sponsors and publish similar cautionary notices on PHA web sites to limit its exposure to liability claims, these may be unenforceable in whole or in part. Insurance against these types of potential claims, even if obtainable on acceptable terms, may also fail to fully protect Convergence from liability. Defense of any liability claims could require Convergence to expend significant resources and could be unsuccessful, resulting in substantial monetary and reputational damages.

         Dependence on the Internet and Computer Systems. Convergence will depend on the continued growth in the use and efficient operation of the Internet. Web based markets for information, products and services are new and rapidly evolving. If Internet usage does not continue to grow or increases more slowly than anticipated, Convergence could be unable to secure sponsorship and licensing arrangements for its PHA offerings. Convergence will also be dependent on adequate network infrastructure, consistent quality of service and availability to customers of cost-effective, high-speed Internet access. If systems maintained by Convergence cannot meet customer demand for access and reliability, these requirements will not be satisfied, and customer satisfaction could degrade substantially, adversely affecting prospects for market penetration and profitability.

         Regulatory Risks. The laws governing the Internet remain largely unsettled, even in areas where there have been legislative initiatives. It may take years to determine whether and how Internet services are affected by existing laws, including those governing intellectual property, privacy, libel, product liability and taxation. Future legislation or judicial precedents could reduce Internet use generally and decrease its acceptance as a communications and commercial medium, adversely affecting the prospects of Convergence.

         Privacy Related Risks. Convergence intends to retain a data base of confidential information provided by PHA users as part of an interactive assessment available with this service. While Convergence intends to maintain the confidentiality of this data through the security of its facilities and infrastructure and restrict its us to PHA functions, it may nevertheless be vulnerable to physical break-ins, computer viruses, programming errors or similar disruptions. A material security breach could expose Convergence to liability and reputational damage.

         Risks Associated with Dependence on Key Personnel. Convergence has substantially reduced its technical and marketing staff in response to working capital constraints, and the execution of its business plan will be dependent to a large extent upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. Current compensation and benefit levels could contribute to the loss or reduced productivity of remaining personnel and impair the ability of Convergence to attract new personnel, either of which could have a material adverse affect on its business and financial prospects.

         Control By Former Shareholders of Convergence. As a group, the 28 current shareholders of Convergence will receive Merger Shares that will represent 73.25% of our outstanding common stock at the time of the Merger after giving effect to the Share Combination. Under Nevada law, which will control our corporate governance after our Reincorporation in that State, the affirmative vote of at least two thirds of the votes cast by the holders of our common stock will be able to determine the outcome of all matters submitted to a vote of our shareholders. Accordingly, our current shareholders whose common stock is not repurchased in the Share Combination will be unable to control the election of any Board members or any other aspects of corporate governance after the Merger, and holders of the Merger Shares will have the voting power to determine these matters.

Summary Historical and Pro Forma Financial Data

         The following table sets forth a summary of historical and pro forma financial information for Base Ten as of the dates and for the periods indicated. Except as otherwise noted, the historical financial information presented below is derived from the audited Consolidated Financial Statements of Base Ten incorporated by reference in this proxy statement. See "Documents Incorporated by Reference." This information should be read in conjunction with those Consolidated Financial Statements and the accompanying Notes. The pro forma financial information presented below gives effect to the Merger as of the beginning of each period reported in the Summary of Operations and as of the balance sheet date for the Summary Balance Sheet Data. This information is unaudited and should be read in conjunction with the Financial Statements of Convergence and the related Notes thereto included elsewhere in this proxy statement. See "Business of Convergence - Financial Information."


                                                       Nine Months Ended
                                                      September 30, 2001              Year Ended December 31, 2000
                                                 ----------------------------         ----------------------------
                                                 Historical         Pro Forma         (2)   Historical       Pro Forma
                                                 ----------         ---------               ----------       ---------
                                                          Unaudited                                    Unaudited
Summary of Operations:

Net loss from continuing operations..........    $      (519)     $                   $    (3,433)      $    (6,596)
Net loss from discontinued operations........            ---                               (5,831)           (5,832)
                                                 -----------      -----------         -----------       -----------

Net loss from operations.....................    $      (519)     $                   $    (9,264)      $   (12,427)
                                                 ===========      ===========         ===========       ===========

Net earnings (loss) per common share from: (1)
   Continuing operations.....................    $      (.02)     $                   $      (.66)      $      (.33)
   Gain on redemption of preferred stock.....            ---                                 2.25               .59
   Discontinued operations...................            ---                                (1.12)             (.22)
                                                 -----------      -----------         -----------       -----------

Net earnings (loss) per share................    $      (.02)     $                   $       .47       $      (.36)
                                                 ===========      ===========         ===========       ===========

Summary Balance Sheet Data:

Working capital..............................    $     1,287      $                   $     1,675       $     1,357
Total assets.................................          1,705                                2,794             3,390
Long term debt...............................           ---                                   ---               500
Shareholders' equity (deficit)...............          1,300                                1,790             1,050

----------------
      (1) For consistency, does not give effect to the Share Combination.
      (2) To be added.


Determination of the Merger Ratio

         In determining the Merger Ratio, both Boards relied primarily on an evaluation of the Merger parties' net asset values on a going concern basis as the most appropriate way to allocate ownership of the combined enterprise. Because the parties view the Merger as a combination of two enterprises rather than a traditional acquisition, both Boards determined that a premium to either parties' investors would be inappropriate.

         In separate evaluations of the parties' relative net asset value contributions, the two Boards initially estimated relative net contributions in a range of 23% - 33% by Base Ten and approximately 67% - 77% by Convergence. The variance was primarily from different weights placed on the capital requirements and market prospects for commercialization of the PHA software being developed by Convergence. After several months of due diligence and arms' length negotiations, these contribution ranges were refined to approximately 27% by Base Ten and 73% by Convergence. These estimated contributions formed the basis for the Merger Ratio ultimately adopted by the parties.

         Our Board did not analyze liquidation values of the Merger parties because it views the Merger as a combination of two ongoing enterprises and that reliance on estimated liquidation values in allocating ownership of the combined enterprise between the two shareholder constituencies would be inconsistent with that approach. The Board considered an evaluation of the Merger parties' relative contributions from estimated net asset values on a going concern basis to be entirely consistent with that approach.

Reasons for the Board's Authorization of the Merger

         Our Board has unanimously authorized the Merger Agreement and recommends its approval by our shareholders based on its determination that the Merger and related transactions contemplated by the Merger Agreement (collectively, the "Merger Transactions") are in the best interests of Base Ten and are fair to our existing shareholders in all respects, including financial, timing and procedural considerations. The Board considered the factors summarized below in reaching this conclusion.

         o The Merger is intended to address our objective of redirecting our business to a market sector requiring less capital resources, technological development and time to market uncertainties than our MES and Clinical Software operations. The Board believes the Merger will achieve this objective by concentrating our remaining resources in the emerging and potentially sizable market for electronic dissemination of personalized medical information. By targeting an unestablished, cash constrained participant in this market as our partner for implementing the Business Redirection, our Board balanced the attendant risks against the perceived the potential of the merger for maximizing investment values for our continuing shareholders through partial ownership of a combined enterprise with greater upside than their current investment in Base Ten.

         o Because our primary assets remaining after the sale of our Clinical Software business will be cash and cash equivalents, the Merger and related Convergence Investment also address Convergence's objective of securing needed capital on acceptable terms. This enabled us to negotiate Merger terms considered relatively favorable by our Board.

         o Our Board did not seek bids for the sale of Base Ten because it believes that continued operations through Convergence as a privately held enterprise should be more advantageous to continuing investors. This conclusion was based in part on the recent contraction of our business and the corresponding decline in the market price for our common stock, which could be expected to have an adverse impact on the consideration to be offered by any bidder.

         o The Board also considered the that any active bidder for Base Ten would likely apply a substantial discount to the value of our public company franchise due to the delisting of our Class A common stock from the Nasdaq Small Cap Market in December 2000. Trading in our common stock was limited thereafter to the OTC Bulletin Board ("OTCBB"). This not only reduced liquidity in the outstanding common stock but also impaired our ability to implement the Business Redirection with any enterprise seeking to provide its shareholders with publicly traded securities through a business combination. Accordingly, our Board considered the lower administrative costs of private operations to outweigh the limited benefits of maintaining Exchange Act registration for an OTCBB traded security.

Dissenters' Rights

         Our shareholders who object to the Merger will have the right under New Jersey law to dissent and have their shares purchased by the Parent Company at fair value. The procedures that must be followed to assert and enforce dissenters' rights under the New Jersey statute governing these rights are summarized below. Upon request, we will provide any dissenting shareholders with a copy of the statute.

         To exercise dissenters' rights, a dissenting shareholder must file with us, in time to be received before the special meeting, a written notice of dissent (a "Notice of Intent") indicating an intent to demand payment for his shares if the Merger is consummated. The Notice of Intent must either be submitted to us at the special meeting or mailed to us not less than three business days before the special meeting, at our current offices located at 535 East County Line Road, Suite 16, Lakewood, New Jersey 08701, to the attention of Kenneth W. Riley, Chief Financial Officer, Base Ten Systems, Inc. A dissenting shareholder must also vote against the Merger or abstain from voting, and the dissent must apply to all the shares of our common stock owned by the dissenting shareholder.

         If the Merger is approved and consummated, the Parent Company must send each dissenting shareholder, within 10 days after the effective date of the Merger, a written notice (a "Dissenters' Notice") confirming the effective date. Within 20 days after the Dissenters' Notice is mailed, a dissenting shareholder must respond by sending us a written demand for payment of the fair value of his shares (the "Payment Demand"). Since we will be relocating after the Merger to

774 Mays Boulevard, Suite 386, Incline Village, Nevada 89451, the Payment Demand should be sent to us at that address, to the attention of Kenneth W. Riley, Chief Financial Officer, Convergence Systems, Inc.

         Within 20 days after making a Payment Demand, a dissenting shareholder must submit to us all stock certificates representing his shares. Upon receipt, we will mark the certificates to reflect the demand and return them to the dissenting shareholder. A dissenting shareholder who has made a Payment Demand will thereafter be entitled only to payment for his shares and will not be entitled to vote or exercise any other shareholder rights. A dissenting shareholder may not withdraw a Payment Demand without our written consent. When we communicate with any dissenting shareholders, we must inform them of the deadlines for any actions they are required to take in order to perfect their dissenters' rights. Merely voting against the Merger or abstaining from voting will not satisfy the procedural requirements for perfecting dissenters' rights.

         Within 10 days after the deadline for submitting Payment Demands, the Parent Company will mail to each dissenting shareholder its financial statements at and for a twelve-month period ended on the latest practicable date. The transmittal letter must indicate whether we have elected to pay dissenting shareholders the fair value of their shares. If so, it must specify the price we have determined as the fair value of those shares. Within 30 days after the deadline for submitting Payment Demands (the "Settlement Window"), we must make payment of that fair value for all the shares of each dissenting shareholder who accepts our valuation and submits his stock certificates for cancellation.

         If a dissenting shareholder does not accept our valuation within the Settlement Window, he may serve us with a written demand to commence an action in the New Jersey Superior Court for the court's determination of the fair value of his shares. The demand must be served within 30 days after the expiration of the Settlement Window. Nor later than 30 days after our receipt of the demand, we must commence the requested action. If we fail to do so, a dissenting shareholder may commence the action in the our name not later than 60 days after the expiration of the time allotted for us to commence the action.

         In any action to determine the fair value of our common stock, all dissenting shareholders who have not accepted our valuation within the Settlement Window will be parties to the action. The court may appoint an appraiser to receive evidence and report to the court on its evaluation of fair value. The court will determine the appraiser's powers and, based on its evaluation, will render a judgment against the Parent Company in favor of each shareholder in the action for the fair value of his shares, as determined by the court, together with an allowance for interest at a rate set by the court from the applicable Payment Demand to the day of payment. The judgment will be payable to a dissenting shareholder upon surrender to the Parent Company of the certificates representing his shares.

         The costs and expenses of any action for determining the fair value of dissenters' shares, including reasonable compensation for and expenses of any appraiser, will be determined by the court and apportioned and assessed as the court determines. Fees and expenses of counsel and of experts for the parties to the action may be assessed against the Parent Company if the court deems an assessment to be equitable, but only if the court finds that our offer of payment was not made in good faith or if we failed to make a payment offer.

         The right of any dissenting shareholder to be paid the fair value of his shares will terminate if (1) he fails to present the certificates representing his shares for notation, unless a court directs otherwise, (2) the Payment Demand is withdrawn by the dissenting shareholder with our written consent, (3) we come to an agreement with the dissenting shareholder on the fair value of his shares, (4) the New Jersey Superior Court determines that the shareholder is not entitled to payment for his shares, (5) the Merger is abandoned or rescinded or (6) a court having jurisdiction permanently enjoins or sets aside the Merger. In any of those events, a dissenting shareholder's rights as a shareholder will be reinstated as of the date of his Payment Demand without prejudice to any corporate action that has taken place in the interim, and the shareholder will be entitled to receive any intervening preemptive rights and payment of any intervening dividend or other distribution.

Vote Required

         Under New Jersey law, a corporation organized in that State must obtain shareholder approval for a merger or consolidation transaction that is not in the ordinary course of business. Because the Merger is not in the ordinary course of business, New Jersey law requires the affirmative vote of at least two thirds of the votes cast by the holders of our Class A common stock and Class B common stock entitled to vote at the special meeting, voting together as a class. Our Board recommends that shareholders vote "FOR" the Proposal to approve the Merger Agreement.

                                   PROPOSAL 3
                                Share Combination

Terms of the Share Combination

         Our Board has adopted a resolution authorizing the Share Combination on the following terms:

         o Every 1,000 shares of both Class A and Class B common stock will be combined into and exchanged for one share of the same class;

         o Each holder of record of a fractional share of our common stock before giving effect to the Share Combination will receive a cash payment in lieu of the fractional share in an amount based on the average closing price of our common stock during the 20 trading days preceding the Merger;

         o A certificate of amendment to our Amended and Restated Certificate of Incorporation (the "Charter") will be filed with the New Jersey Department of State, providing for the foregoing steps and for an amendment of Article 6(a) of the Charter to read follows:


                  (a) This corporation is authorized to issue three classes of shares of stock to be designated "Class A Common," "Class B Common" and "Preferred." The total number of shares that this corporation is authorized to issued is 1,268,200.9375, and the aggregate par value of all such shares is $137,994,200.9375. Of these shares, 270,000 shall be Class A common, par value $500.00 each, 4,000 shall be Class B common, par value $500.00 each, and 994,200.9375 shall be Preferred, par value $1.00 each.

         o A Certification and Notice on Form 15 will be filed with the Securities and Exchange Commission (the "SEC") terminating our reporting obligations as a small business company under the Exchange Act in anticipation of the reduction of our shareholder base below 500 record holders.

Purpose of the Share Combination

         As of the record date for the special meeting, we had a total of ____ record holders of our common stock, with approximately [half] of these accounts holding less than 1,000 shares ("Small Accounts"). During the last six month of 2001 through year end, when discussions on the structure and terms of the Merger were continuing, the market price of our Class A common stock ranged from $.05 to $.11 per share. Based on an average share price of approximately $.065 per share for the period, a median Small Account of 500 shares had a market value of $32.50. We estimate that our annual costs for transfer agent, legal and accounting services associated with our reporting and related obligations as a publicly held small business company are approximately $120,000 ("Reporting Costs"). This translates to $___ per record holder account, which exceeds the average market value of the median Small Account.

         Since reporting companies are entitled to terminate their Exchange Act registration if their shareholder base has declined below 500 holders of record (or below 300 if the issuer has total assets in excess of $10 million), the Board authorized the Share Combination to achieve that result. By enabling us to terminate our Exchange Act registration, the Share Combination is intended to eliminate our Reporting Costs so all of our limited financial resources net of costs for fractional share repurchases can be applied to execution of the Convergence business plan.

Reasons for the Board's Authorization of the Share Combination

         Our Board has unanimously authorized the Share Combination and recommends its approval by our shareholders based on its determination that cashing out the Small Accounts and terminating our Exchange Act registration is in the best interests of Base Ten and is fair to our existing shareholders in all respects, including financial, timing and procedural considerations. The Board considered the factors summarized below in reaching this conclusion.

         o In view of the limited market for our common stock following its delisting from the Nasdaq SmallCap Market in December 2000, our Board believes the advantages usually associated with a public company franchise have been substantially undercut by the downturn in our business and the resulting loss of market value and liquidity in our common stock. The Board considers whatever advantages remain in our public company franchise to be overwhelmingly outweighed by the Reporting Costs.

         o The Convergence Board not only concurred with this conclusion but conditioned its willingness to complete the Merger on the termination of our small business company registration under the Exchange Act.

         o The Board also considered that holders of Small Accounts will benefit from our repurchase of their fractional shares at market value. To ensure procedural fairness, we intend to use average closing prices during the 20 trading days preceding the Merger as the basis for determining the repurchase price for fractional shares resulting from the Share Combination.

Tax Consequences

         Each shareholder receiving a cash payment in lieu of the fractional share resulting from the Share Combination will generally recognize capital gain or loss equal to the difference between the amount of the cash payment and the tax basis in the fractional share.

Risk Factors

         After the Merger, there will be no established trading market for our common stock, and our continuing shareholders will have no liquidity in their investment. Although regulations under the Exchange Act establish procedures for brokers to issue quotations on securities of non-reporting companies that provide the broker with specified business and financial information, we do not expect the reconstituted Board to authorize the preparation or dissemination of that information, and Base Ten will have no obligation to do so after the Merger.

Dissenters' Rights

         Under New Jersey law, holders of fractional shares to be exchanged for cash by a New Jersey corporation engaging in a share combination transaction have the right to dissent and have their fractional shares purchased by the corporation at their fair market value. Since we will be paying cash for fractional shares in the Share Combination at their market price at the time of the transaction, we believe any exercise of dissenters' rights would have no effect on the cash received by any dissenting shareholder in lieu of a fractional share.

Vote Required

         Under our Charter and New Jersey law, the Share Combination requires the affirmative vote of at least two thirds of the votes cast by the holders of shares of Class A and Class B common stock entitled to vote at the special meeting, voting together as a class. Our Board recommends that the shareholders vote "FOR" the proposed Share Combination.

                                   PROPOSAL 4
            Nevada Reincorporation and Name Change of Corporate Name

Terms of the Reincorporation and Name Change

         Our Board has adopted a resolution authorizing the Reincorporation on the following terms:

         o Prior to the Merger, we will form a wholly owned subsidiary under the laws of the State of Nevada (the "Nevada Sub").

         o The certificate of incorporation of the Nevada Sub will be the same as our Charter, modified only for a different name and a provision for authorized capital stock corresponding to the amendment to
           Article 6(a) of our Charter, reflecting the reduction in our authorized shares and the increase in the par value of those shares to be adopted in the Share Combination. See "Proposal 3 - Share Combination -- Terms of the Share Combination."

         o Immediately prior to the Merger, Base Ten will merge (the "Reincorporation Merger") into the Nevada Sub, which will be the surviving corporation (the "Parent Company").

         o In the Reincorporating Merger, each whole share of our Class A and Class B common stock outstanding after giving effect to the Share Combination will be converted into a whole share of the same class of the Nevada Sub's common stock.

         o The plan and agreement of merger for the Reincorporating Merger (the "Reincorporating Merger Agreement") will provide for a change in the corporate name of the Parent Company at the time of the Reincorporating Merger to "Convergence Systems, Inc." or a substantially similar name.

Reasons for the Board's Authorization of the Reincorporation and Name Change

         Our Board has unanimously authorized the Reincorporating Merger and recommends its approval by our shareholders for the following reasons:

         o Our Board determined that consolidating the corporate offices of the Parent Company and Convergence after the Merger will achieve financial and operating efficiencies. The Convergence Board concurred with this conclusion and conditioned the obligation of Convergence to consummate the Merger on completion of the Reincorporation.

         o Both Boards also determined that the corporate identity for our consolidated enterprise after the Merger would be enhanced by adopting a compatible corporate name for the Parent Company. The name "Convergence Systems, Inc." was selected for the Parent Company to serve that purpose.

         o The agreement with ABB covering the sale of our MES business includes our undertaking to seek shareholder approval for a new corporate name that does not include "Base Ten" or "Base Ten Systems." Changing our corporate name to "Convergence Systems, Inc." also satisfies that contractual obligation.

Comparison between New Jersey and Nevada Law

         The rights of continuing shareholders after the Reincorporating Merger will be governed by Nevada rather than New Jersey corporate law. The corporate laws in these states are substantially alike. Areas where there are substantive or procedural differences that could affect our shareholders after the Merger are summarized below.

         o [To be added]
         o

         o

Dissenters' Rights

     Under New Jersey law, shareholders who object to the Reincorporating Merger are not entitled to any appraisal or dissenters' rights.

Vote Required

         Under our Charter and New Jersey law, approval of the Reincorporating Merger requires the affirmative vote of at least two thirds of the votes cast by the holders of shares of Class A and Class B common stock entitled to vote at the special meeting, voting together as a class. Our Board recommends that the shareholders vote "FOR" the proposed Reincorporating Merger.

                                   PROPOSAL 5
                             2002 Stock Option Plan

General

         Since 1990, we adopted six compensatory stock option plans (the "Prior Plans"), providing for the grant of options to purchase an aggregate of 1.3 million shares of our common stock. Outstanding options granted under the Prior Plans are currently exercisable for a total of 629,791 shares of our Class A common stock. As reflected in the terms of the Merger Agreement, the Merger parties determined that the Parent Company should have an option pool for future grants covering 17% of the Parent Company's common stock to be outstanding after giving effect to Share Combination and the issuance of the Merger Shares. In accordance with those terms, the Board adopted a 2002 Stock Option Plan (the "2002 Plan"), subject to approval by our shareholders at the special meeting. Our Board recommends approval of the 2002 Plan to offer eligible employees of the Parent Company and its Convergence subsidiary an opportunity to acquire or increase their proprietary interests in the Parent Company, adding to their incentive to contribute to the performance and growth of the consolidated enterprise.

Terms of the 2002 Plan

         Subject to completion of the Merger, the 2002 Plan authorizes the grant of options to purchase a aggregate of 4,100 shares of the Parent Company's Class A common stock, as adjusted for the Reincorporating Merger and the Merger. Options may be granted under the 2002 Plan either as incentive stock options ("ISOs") or nonqualified stock options ("NSOs") within the meaning of the Internal Revenue Code. Shares covered by the 2002 Plan may be either previously unissued or reacquired shares. Shares that cease to be subject to an option because of its expiration or termination will again be available for the grant of options until termination of the 2002 Plan.

         The 2002 Plan will be administered by the Compensation Committee of the Parent Company's reconstituted Board. The Compensation Committee will have sole discretion to select optionees, determine the number of shares subject to each grant and prescribe the other terms and conditions of each award. All officers and other employees of the Parent Company and its subsidiaries (including Convergence) as well as their consultants will be eligible to receive options under the 2002 Plan, except that any consultant or any person who owns more than 10% of the outstanding common stock may only receive options in the form of NSOs.

         The exercise price of each option granted under the 2002 Plan must be equal to the fair market value of the Class A common stock, as determined by the Compensation Committee at the time the option is granted. Payment in full of the exercise price must be made upon the exercise of each option either in cash, shares of common stock with a fair market value equal to the exercise price or by a combination of cash and shares equal to the exercise price. The proceeds received upon the exercise of options granted under the 2002 Plan will be used for general corporate purposes.

         Options granted under the 2002 Plan may not be transferred except to the personal representative of a deceased employee. The 2002 Plan provides for a period of one year during which an option, to the extent vested, may be exercised after the termination of an optionee's employment or consultancy for any reason other than cause, as defined in the 2002 Plan. No options may be granted under the 2002 Plan after January 18, 2012, although the expiration date of previously granted options may extend beyond that date. The maximum term of any option is ten years.

         The number of shares covered by the 2002 Plan and the exercise price of outstanding options are subject to customary antidilution adjustments in the event of any recapitalization or similar change affecting the common stock. In the event the Parent Company sells all or substantially all its consolidated assets, dissolves, merges or consolidates with another company or is involved in a tender offer for all or a substantial portion of its common stock, the Compensation Committee may amend all outstanding options to (1) permit their exercise prior to the effective date of the transaction or terminate unexercised options as of that date, (2) require the forfeiture of all options, provided the Parent Company pays each grantee the excess of the fair market value of the Class A common stock on that date over the option exercise price, or (3) make other provisions that it deems equitable.

         The Board may amend the 2002 Plan without further shareholder action, except for any modifications that would (1) increase the number of covered shares, (2) extend the maximum option term or the expiration date of the 2002 Plan, (3) permit grants below the fair market value of the Class A common stock on the date of grant or (4) materially increase the benefits or modify the eligibility requirements under the 2002 Plan. No amendment may adversely affect any then outstanding option without the consent of the optionee.

         No options will be granted under the 2002 Plan prior to the Merger.

Federal Income Tax Matters

         An employee receiving an ISO under the 2002 Plan will not be in receipt of taxable income upon the grant of the ISO or upon its timely exercise except under alternative minimum tax rules. Generally, exercise of an ISO will be timely if made during its term and if the optionee remains an employee of the Parent Company or any subsidiary at all times from the date of grant until three months before the date of exercise. Upon sale of the stock received up exercise, the employee will generally recognize long term capital gain or loss equal to the difference between the sale proceeds and the option exercise price. The Parent Company, under these circumstances, will not be entitled to any federal income tax deduction in connection with either the exercise of the ISO or the sale of the underlying stock by the employee.

         For purposes of the alternative minimum tax, an employee exercising an ISO will have alternative minimum taxable income resulting from the exercise. The amount of the alternative minimum taxable income and the tax basis in the shares received upon exercise of an ISO will be determined in the year of exercise unless the shares received upon exercise are sold to an unrelated party in the same tax year. In that event, there will generally be no adverse effect because the alternative minimum taxable income will then be limited to the taxable gain on the sale as determined for regular tax purposes.

         An employee or consultant receiving an NSO or electing to sell option shares from an ISO exercise prior to the expiration of two years from the grant date or within one year from the exercise date (a "Disqualified ISO") will not recognize taxable income upon the grant of the NSO or ISO. Upon exercise of the NSO or Disqualified ISO, an optionee will recognize ordinary income to the extent of the difference between the option exercise price and the fair market value of the stock on the date the option is exercised (the "Compensation Element"). Upon sale of the stock received upon exercise, the optionee will generally recognize capital gain or loss equal to the difference between the sale proceeds and the fair market value of the common stock on the date of exercise. The Company will be entitled to a federal income tax deduction equal to the Compensation Element upon the exercise of an NSO or Disqualified ISO. If an ISO is exercised by a former employee more than three months after his termination of employment, the ISO will be treated as a Disqualified ISO for federal income tax purposes.

         If an optionee uses previously owned shares of common stock to exercise an ISO or NSO, the transaction will generally not be considered to be a taxable disposition of the previously owned shares. However, if the previously owned shares had been acquired upon exercise of a prior tax qualified stock option and the holding period requirement for those tendered shares was not satisfied at the time they were used to exercise an ISO, the use of the tendered shares would cause the ISO to be treaded as a Disqualified ISO for federal income tax purposes.

Vote Required

         The Board believes the supplemental and flexible noncash incentive compensation provided by the 2002 Plan will be useful in enabling the Parent Company and Convergence to attract and retain qualified executives and other employees and consultants who can make important contributions to our success and recommends that shareholders vote to approve the adoption of the 2002 Plan. Approval of the 2002 Plan requires the affirmative vote of a majority of the total shares represented in person or by proxy and entitled to vote at the special meeting.

                             Directors and Officers

Current Members of the Board

         Our Board was realigned twice during 2000. In the second quarter, the Board memberships held by Clark L. Bullock since June 1999 and by Alan S. Poole since May 1994 were relinquished to Edward J. Klinsport. In the fourth quarter of 2000, following the sale of our MES business, we announced our plan for the Business Redirection. To reflect the Business Redirection, the Board appointed Mr. Klinsport as its Chairman, in place of Stephen Cloughley, and Andrew G. Sycoff joined the Board in place of Robert Hurwitz. Biographical information about Andrew G. Sycoff is provided under the caption "Merger with Convergence - Board Reconstitution." Biographical information about our other current directors is set forth below.

         John C. Rhineberger, age 56, was appointed to the Board in May 1999 for a term expiring at the 2002 annual meeting of shareholders. Since 1997, he has been employed as President of The Rhineberger Organization, Inc., a provider of sales, marketing and product development consulting services to the home center and related industries. From 1996 to August 1997, Mr. Rhineberger was a Vice President of Shaw Industries, Inc., a carpet manufacturer, with responsibility for retail operations. He previously held positions as a merchandising executive for Home Depot, President and Chief Executive Officer of Post Tool Retail Stores and Sun Flooring Distribution, each a subsidiary of West Union Company, President and General Manager of Sherwin Williams Floor World, a floor covering retail business, and various executive positions, including President and Chief Operating Officer, at Color Tile, a retail store chain.

         Edward J. Klinsport, age 53, has been nominated to serve as a director for a term expiring at the 2004 annual meeting of shareholders. In October 2000, Mr. Klinsport was appointed Chairman of the Board, Chief Executive Officer and President of Base Ten in connection with the Board's decision to implement the Business Redirection and a related management realignment. Mr. Klinsport also serves as Chairman of the Board, Chief Executive Officer and President of Paragon Industries Corp., a electronics contract manufacturer that he co-founded in 1999. Mr. Klinsport was the founder, Chief Executive Officer and President of Strategic Technology Systems, Inc., which purchased the Company's government technology division ("GTD") in 1997. Prior to that transaction, he served as a director of Base Ten, commencing in 1985, and as a member of senior management, commencing in 1978, most recently as the Company's Executive Vice President and Chief Financial Officer as well as General Manager of GTD operations.

Executive Officers

         The executive officers of Base Ten prior to the Business Redirection adopted in October 2000 were as follows:



                                                                                                     Officer of
                                                                                                      Base Ten
     Name                       Age                           Position                                  Since
     ----                       ---                           --------                                  -----
     Robert Hurwitz             57          Chairman of the Board                                       1999
     Stephen A. Cloughley       40          President and Chief Executive Officer                       1999
     William F. Hackett         50          Chief Financial Officer and Senior VP                       1997


         In connection with the Business Redirection, Mr. Cloughley was succeeded as President and Chief Executive Officer by Mr. Klinsport, and Mr. Hackett was succeeded as Chief Financial Officer by Kenneth W. Riley. Biographical information about Mr. Klinsport is provided above under the caption "Current Members of the Board," and biographical information about Mr. Riley is provided below.

         Kenneth W. Riley, age 38, joined Base Ten as its Controller in May 1999. In October 2000, he was named Chief Financial Officer, Treasurer and Secretary. Prior to joining Base Ten, Mr. Riley was the Chief Financial Officer of Ocean Computer Group from 1998 to 1999 and the Vice President - Finance and Administration of Decision Technology, Inc. from 1989 to 1998. Mr. Riley also served on the audit staff of Ernst & Young and is licensed as a Certified Public Accountant.

                             Principal Shareholders

Security Ownership by Principal Shareholders and Management

         The following table shows the number of shares of common stock beneficially owned as of December 31, 2001 by:

         o each person who we know owns beneficially more than 5% of our common stock

         o each current director

         o each current executive officer and each executive officer named in our 2000 annual report

         o the current directors and executive officers as a group


                                                       Class A                       Class B
                                                    Common Stock                   Common Stock
                                                    Beneficially                   Beneficially        Percentage
5% Shareholders                                         Owned                         Owned             of Class
---------------                                    -------------                  -------------      --------------
Jesse Upchurch(1)................................     2,432,303                        --                   40.6%
Almedica International, Inc.(2)..................       633,700                        --                   10.7

Executive Officers and Directors

Edward J. Klinsport(3)...........................        10,000                        --                      *
Andrew Sycoff(3).................................        88,666                        --                    1.5
John C. Rhineberger(3)...........................        10,200                        --                      *
Stephen A. Cloughley(4)..........................            --                        --                     --
William F. Hackett(4)............................            --                        --                     --
Robert Bronstein.................................        80,000                        --                    1.4
Current directors and executive officers(3)
   as a group (3 persons)........................       108,866                        --                    1.8%


----------------------
         * Less than 1% of class.
         (1) The address of Mr. Upchurch is 500 Main Street, Fort Worth, TX 76102. Represents (a) 1,528,573 shares held directly by Mr. Upchurch, (b) 703,730 shares held directly by the Constance J. Upchurch Family Trust, of which Mr. Upchurch is the executor and beneficiary, and (c) 200,000 shares issuable upon the exercise of warrants.
         (2) The address of Almedica International, Inc. is 75 Commerce Drive, Allendale, NJ 07401.
         (3) Includes options or warrants exercisable within 60 days by (a) Messrs. Rhineberger and Klinsport for 10,000 shares each, (b) Mr. Sycoff for 79,000 shares, and (c) all current directors and executive officers as a group for 99,000 shares.
         (4) Messrs. Cloughley and Hackett each resigned in the last week of October 2000 and Mr. Bronstein on April 1, 2000.


                              Certain Transactions

         A firm owned by John C. Rhineberger, a member of our Board and its Compensation and Audit Committees since May 1999, served as a consultant to Base Ten for strategic advice in connection with the disposition of its software operations. Under the one year consulting contract which terminated in October 2001, Mr. Rhineberger received total payments of $100,000.

         Andrew Sycoff, a member of our Board and its Compensation and Audit Committees since October 2000, will receive Merger Warrants exercisable for 1,136 Warrant Shares for his assistance in introducing the Merger parties and structuring the transaction. See "Proposal 2 - Merger with Convergence -- Terms of the Merger Agreement-Board Reconstitution."

         Mr. Sycoff also assisted Convergence raise equity capital in October 2001 and received a fee from Convergence in the form of 50,000 shares of its common stock for his services in connection with the transaction.

         It is the policy of our Board to structure any transactions with related parties only on terms that are no less favorable to Base Ten than could be obtained on an arm's length basis from unrelated parties.

                             Business of Convergence

         The following information has been provided by management of Convergence. Based on our due diligence review in connection with the Merger, we believe the factual statements included in this information are accurate. Any forward looking statements should be read in conjunction with our cautionary disclosures under the caption "Proposal 2 - Merger with Convergence -- Risk Factors."

Introduction

         Convergence is an e-Health company focused on providing interactive resources to assist people make healthy lifestyle decisions informed by exposure to alternative and preventative as well as traditional healthcare options. As an initial offering, Convergence has developed its web-based PHA to be deployed with large businesses and health plans for use by their employees and participants. Convergence has designed the PHA as an engaging and entertaining collection of interactive assessments, programs and multimedia content. Each PHA site offers its users a personalized view of their health and lifestyle, coupled with multidisciplinary options for understanding and addressing their health concerns. By encouraging adoption of wellness lifestyles that can increase productivity and reduce healthcare costs, Convergence believes its PHA offers tangible benefits both to sponsors and end users.

Background

         Convergence was organized as a Nevada corporation in March 2000 by Byron Gehring, Dr. Ken Walzer and Glen Miller (the "Founders") to succeed by merger to the business of the Convergence Predecessor. See "Proposal 2 - Merger with Convergence -- Terms of the Merger-Board Reconstitution" and "Executive Officers" below. Building on the technology acquired from the Convergence Predecessor, Convergence developed a patent pending process called the "Medicine Engine" to provide users with interactive personalized feedback assimilated from its interdisciplinary data base compiled under the direction of Dr. Walzer.

         Convergence was initially capitalized with $650,000 in equity contributions from the Founders and their associates. Between July 2000 and January 2002, ongoing software development, licenses and acquisitions for the components of the PHA were funded with additional equity capital, convertible debt and Founder loans aggregating $3.5 million. Major acquisitions were completed in May 2000 for the assets of MEDigy, Inc., including various software systems and content for the PHA, and in September 2000 for the assets of HealthWorldOnline, Inc., an e-commerce business focused on wellness products and content. Convergence is seeking to dispose of the HealthWorldOnline business to concentrate its limited resources on PHA development, marketing and deployment.

Business Strategy

         From inception, Convergence has developed its business plan and initial product offering on the premise that the healthcare market will increasingly be shaped by a fundamental shift away from the traditional supplier dominated model to a consumer oriented model addressing the desires of 75 million aging baby boomers for products and services that can improve their overall health and quality of life. Convergence believes this trend will force the integration of conventional medicine with complementary and alternative medicine. As healthcare consumers become more assertive in their demand for products and services that address their health concerns and meet their wellness objectives, employers will presumably take action to provide responsive solutions to their workforces. While health benefit providers historically have been slow to provide or cover new product offerings that address these goals issues, the need to meet consumer demand should ultimately affect their decision making as well.

         Convergence's purpose is to encourage lifestyle changes and adoption of preventive healthcare options that can reduce reliance on disease management and intervention. To serve that purpose, Convergence has focused on marshaling Internet and interactive multimedia technology to provide corporate employees with personalized feedback on maintaining a wellness lifestyle grounded in good nutrition, adequate exercise and the potential benefits of alternative and preventive health options. The strategy adopted by Convergence for deploying this resource is to focus on the corporate employer, since a path to wellness solutions not only benefits the individuals who choose that path but also makes good business sense for corporate sponsors. Businesses providing this type of resource to their workforce for access in the workplace can expect to improve their corporate image, boost employee morale and productivity and ultimately reduce the cost of employee healthcare benefits.

Personal Health Application

         Convergence has developed its Personal Health Application by combining in-house clinical expertise and advanced web and interactive software development with strategic acquisitions of key technologies, content and multimedia assets The result is engaging and entertaining as well as informative. It consists of an integrated collection of interactive healthy living assessments, programs and multimedia content reflecting the convergence of conventional and alternative health options. The PHA is designed to encourage people to adopt healthier lives by providing them with a personalized view of their health and lifestyle, coupled with multidisciplinary options for understanding and addressing their health concerns.

         The PHA includes a broad range of software tools to help people improve their quality of life. They include interactive health assessments, personal health profiles, disease or symptom assessments, life area assessments, healthcare decision support tools and lifestyle and disease management programs. Many of these are actionable programs that help coach and motivate users. The PHA also provides natural health store, provider directory, diet, nutrition and fitness tools, ask the experts via e-mail, health journal, health calendar, health history and electronic health record, live newsfeed and customizable newsletter, as well as one of the largest link libraries in the e-Health market.

         Convergence believes its PHA currently gives it an early mover advantage in the fragmented healthy living and integrative health markets, primarily because conventional medicine has been the main focus within e-Health markets to date. Convergence is not aware of any comparable products now on the market that provides consumers, employers and benefit providers with wellness tools that are both integrated and interactive, with access to over 40,000 pages of integrative health content.

Business Plan

         The eHealth market reflects the public's insatiable appetite for health information. Initial entries have demonstrated, however, that the path to profitability for a consumer driven business model dependent upon advertising or e-commerce alone can be highly elusive. To avoid those pitfalls, Convergence has focused on developing core software assets that can be deployed within multiple revenue streams. The PHA was selected as an initial offering because it can be utilized in three variations of a licensing model, depending on whether the usage or subscription fees are sought from a corporate sponsor, health plan or the consumer.

Target Markets

         Initially, Convergence has concentrated its limited resources on the employee health benefit market. With million of covered lives, it represents the largest potential revenue source. In the face of escalating costs, its also represents a market that should be receptive to web based, self service applications, particularly resources like the PHA that can potentially reduce modifiable health risks, which are generally believed to account for up to 25% of healthcare expenditures. To reach this market, Convergence plans to concentrate its marketing efforts on the third party benefit providers that generally manage health plans. They include traditional health insurers, HMOs, MBHOs and employee assistance program providers. With increasing pressure to meet employers' needs for more innovative products, many are already beginning to include integrated health services in their offerings, including web based products that can stimulate greater use of their services without increasing costs. Convergence also plans to market its PHA directly to corporations with large work forces, since they generally represent the actual purchaser of eHealth products, whether sold directly or through a health benefit intermediary.

         Land-based health centers such as hospitals, medical clinics, wellness centers, spas and health clubs also represent a potential market for web based products because they can provide additional services and value, as well as incremental revenue, at relatively low cost. There are over 5,000 hospitals in the US, about 2,000 wellness centers and spas, and over 15,000 health clubs. These land-based business service over 100 million people each year. Convergence expects these facilities to provide a second potential market for its PHA.

Revenue Model

         Convergence plans to provide access to PHA web sites to corporate sponsors and health benefit intermediaries under non-exclusive, multi-year licenses that may also individual tools. License fees in this sector are expected to be based on a capitated service fee model, either "per member per month" or "per employee per month." Land-based health centers will be charged an annual license fee based on the number of patients, clients or customers who will have access to the PHA. Negotiated annual rates may also be implemented.

         Ancillary revenue streams may be available at some point for membership and affinity programs. In addition, e-commerce revenues may be derived from both direct sales of lifestyle and disease management programs and other premium services, and indirectly through commissions from sales of partners' products and services resulting from use of PHA assessments, decision support tools and programs.

Competition

         Convergence believes it currently faces a broad mix of indirect competitors that offer parts of its total service offering, with direct competitors expected to emerge with comprehensive comparable services within the next few years. Current competitors can be categorized as channel competitors and content/commerce competitors.

         Channel competitors providing corporate wellness and related programs include online corporate wellness programs that are extensions of established brands, such as Mayo Clinic's Healthquest, Johnson & Johnson's Live For Life, Staywell.com and Gordian Health Solutions. They also include online corporate wellness initiatives developed by start-up ventures such as DoHealth, MyDailyHealth, Nutrio.com, Wellmed and Wellcall. Employee assistance programs with an online or corporate presence such as Lifescape, Lifeworks, Horizon Health and American Psych Systems are also cannel competitors by attempting to move into the wellness space, since they compete for the same benefit funds. This category also includes health insurance companies that seek to provide a comprehensive range of information to support their insurance plans. They include Aetna/US Healthcare, Kaiser Permanente and Blue Cross/Blue Shield. Many of these channel competitors offer established wellness programs that will compete with Convergence for access to employees, and virtually all have substantially greater resources for implementing their programs. Convergence believes, however, that most of these competitors focus primarily on disease management and intervention. With its focus on prevention, Convergence hopes to find a means to complement and even partner with their existing offerings.

         Content/commerce competitors provide "healthy living" information or health and wellness products and merchandise. These companies will compete with Convergence for product sales, content and community development. They include e-commerce sites such as Drugstore.com, Planet Rx and More.com, e-Health pure-plays including Web/MD, Drkoop.com, Health Central and CBS HealthWatch. online communities like iVillage, Women.com and Oxygen.com, and portals to pharmaceutical companies, many of which are free. Although some of these companies could be either strategic alliance partners or even future acquisition candidates, Convergence intends to compete pending any of those developments based on the quality of its product offering, marketing efficiency, price and brand strategies. Other content/commerce competitors include FoodFit.com, eDiets, CyberDiet, Asimba and FitnessOnline, all of which tend to focus on one aspect of healthy living such as weight loss and fitness. Convergence plans to distinguish itself from this category of content/commerce sites by delivering an accessible, actionable, seamless experience that uses personalized programs to promote healthy eating and healthy lifestyle changes.

Executive Officers

         Key members of Convergence's management team are Byron Gehring, Dr. Ken Waltzer, Jay Handline and Glenn Miller. Biographical information about Mr. Gehring and Dr. Waltzer is provided under the caption "Merger with Convergence - Terms of the Merger -- Board Reconstitution." Biographical information about Messrs. Handline and Miller is set forth below.

         Jay Handline, age __, is the Chief Marketing Officer of Convergence. He has more than 20 years of experience at senior management levels on both the payer and provider sides of the health services industry. Since 1995, he has been involved with various start-up ventures in developing various multiple media platforms, including cable television, Internet and telephony, prior to which he served as Chief Operational Architect and Executive Vice President of Interactive Technology Solutions at RnetHealth.com. Mr. Handline has also managed and co-founded two multi-media technology companies. [Education to be added]

         Glenn Miller, age __, is the Chief Technical Officer of Convergence. Prior to joining Convergence, he served as Chief Technology Officer at Strategic Resource Solutions Corp., a technology-based energy services company and a wholly owned subsidiary of the Fortune 500 utility, Carolina Power and Light. He developed its innovative core technology, a platform that enables organizations to control, navigate and monitor all facility operations through the Internet, as well as many other web based tools and services. He previously held a senior executive position at Applied Computer Technologies, where he led the effort on development of web based real-time workflow management software. In 1995 he was recognized by Microsoft Corp. as one of the top 20 developers in the world. [Education to be added]

Financial Information

         The following tables present summary historical and pro forma financial information for Convergence as of the dates and for the periods indicated. Except as otherwise noted, the financial information presented below is derived from the audited Financial Statements of Convergence included as Exhibit A at the end of this proxy statement. This information should be read in conjunction with those Financial Statements and related Notes thereto. The pro forma information presented below for the year ended December 31, 2000 gives effect to the March 2000 merger of the Convergence Predecessor into Convergence as of January 1, 2000.

                                                       Nine Months Ended
                                                         September 30,                Year Ended December 31, 2000
                                                 ----------------------------         ----------------------------
                                                    2001              2000             Historical        Pro Forma
                                                 ----------        ----------         ------------       ---------
                                                           Unaudited                                     Unaudited
Summary of Operations:

Net loss from continuing operations..........    $                $                   $                 $
Net loss from discontinued operations........
                                                 -----------      -----------         -----------       -----------

Net loss from operations.....................    $                $                   $                 $
                                                 ===========      ===========         ===========       ===========

Net earnings (loss) per common share from:
   Continuing operations.....................    $                $                   $                 $
   Gain on redemption of preferred stock.....
   Discontinued operations...................
                                                 ----------       -----------         ----------        -----------

Net earnings (loss) per share................    $                $                   $                 $
                                                 ==========       ===========         ==========        ===========

Summary Balance Sheet Data:

Working capital..............................    $                $                   $
Total assets.................................
Long term debt...............................
Shareholders' equity (deficit)...............


                             Additional Information

         We are currently subject to the informational requirements of the Exchange Act and file reports and other information with the SEC in accordance with those requirements, ass they pertain to small business issuers. Our reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices. We file our periodic reports with the SEC electronically, and the SEC maintains a web site providing access to those materials at http://www.sec.gov.

                     Incorporation of Documents by Reference

         The following documents previously filed by Base Ten with the SEC under the Exchange Act are incorporated into this proxy statement by reference:

         o Annual Report on Form 10-KSB for the year ended December 31, 2000 and Amendment No. 1 thereto;

         o Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001; and

         o Current Report on Form 8-K dated January 30, 2002, including a copy of the Merger Agreement dated as of January 18, 2002.

         o Current Report on Form 8-K dated February ___, 2002, including a copy of the Merger Agreement, as amended and restated as of February __, 2002.

         In addition, any subsequent documents that we may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the special meeting are incorporated herein by reference. Any statement contained in an incorporated document should be considered modified by more current information provided in this proxy statement.

                                                                       EXHIBIT A
                                                                       ---------



                             FINANCIAL STATEMENTS OF

                           CONVERGENCEHEALTH.COM, INC.

                               Form of Proxy Card

Front:

                             BASE TEN SYSTEMS, INC.
          (THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS)
     BASE TEN SYSTEMS, INC.-Proxy for the Special Meeting of Shareholders at 9:00 a.m. March __, 2002, at 200 Campus Drive, Morristown, New Jersey 07962

         The undersigned hereby appoints Edward J. Klinsport and Kenneth W. Riley, and each of them, with full power of substitution, as Proxies to vote the Common Stock of the undersigned at the referenced Special Meeting, and any adjournments thereof, upon the matters set forth in the Notice of Special Meeting and Proxy Statement, as follows:

         1.   SALE OF CLINICAL SOFTWARE BUSINESS:       [ ] FOR    [ ] ABSTAIN   [ ] AGAINST
         2.   MERGER WITH CONVERGENCE:                  [ ] FOR    [ ] ABSTAIN   [ ] AGAINST
         3.   SHARE COMBINATI?ON:                       [ ] FOR    [ ] ABSTAIN   [ ] AGAINST
         4.   NEVADA REINCORPORATION ANND NAME CHANGE:  [ ] FOR    [ ] ABSTAIN   [ ] AGAINST
         5.   2002 STOCK OPTION PLAN:                   [ ] FOR    [ ] ABSTAIN   [ ] AGAINST

     This Proxy will be voted as specified. If no specification is made, it will be voted FOR EACH Proposal and at the discretion of the Proxies on any other business.
--------------------------------------------------------------------------------






Back:


--------------------------------------------------------------------------------

         Any Proxy heretofore given by the undersigned with respect to such stock is hereby revoked. Receipt of the Notice of Special Meeting and Proxy Statement is hereby acknowledged.

     Do you plan to attend the Meeting?   [ ] Yes  [ ]  No

                                              Please mark, sign, date and return
                                              the Proxy Card promptly using the
                                              enclosed envelope.

                                              DATED:                , 2002
                                                    ----------------

                                              ----------------------------------

                                              ----------------------------------

                                              (Joint owners must EACH sign.
                                              Please sign EXACTLY as your
                                              name(s) appear(s) on the card.
                                              When signing as attorney, trustee,
                                              executor, administrator, guardian
                                              or corporate officer, please give
                                              your FULL title.)